GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

KCS COMPANY CONTACT:
Ronald Russ, Senior Vice President and Chief Financial Officer
816-983-1702
(ronald.g.russ@kcsr.com)
William H. Galligan, Assistant Vice President, Corporate Affairs
816-983-1551
(william.h.galligan@kcsr.com)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

TMM AND KCS PROVIDE ADDITIONAL INFORMATION ABOUT FAVORABLE RULING ON TFM VAT SUIT

Mexico City, October 24, 2002 - On October 11, 2002, Grupo TMM, S.A. ("TMM") (NYSE: TMM) and Kansas City Southern ("KCS") (NYSE: KSU) owners through Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. of the controlling interest in TFM, S.A. de C.V. ("TFM") announced a favorable ruling on a value added tax claim, which has been pending in the Mexican courts since 1997. The claim arose out of the failure of the Mexican Treasury's delivery of a VAT credit certificate to a Mexican governmental agency rather than to TFM.

Since that announcement, TMM and KCS have received numerous questions regarding the amount and timing of the expected recovery on that claim. By a unanimous decision, a three-judge panel of the Court of the First Circuit ("Federal Court") found that the Fiscal Court's ruling had violated TFM's constitutional rights. The Federal Court has remanded the case to the Fiscal court with specific instructions to vacate its prior decision and enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of the interested party and not in the name of any third party, to issue the VAT credit certificate only in strict accordance with the terms of the fiscal code, and to deliver the VAT credit certificate only to the beneficiary and not to any third party. The new decision of the Fiscal Court must be issued in accordance with the guidelines of the Federal Court. TMM and KCS have been advised that the Federal Court's order is not subject to appeal by the Mexican government. However, the Fiscal Court's new decision may be challenged by either of the parties if such party believes that the new ruling does not comply with the order of the Federal Court. In addition, a third party, who can establish that its rights have been adversely and improperly affected by the new ruling, may seek to bring a claim against TFM, but TFM believes that it would prevail against such actions.

The face value of the VAT certificate at issue is approximately $206 million, and the amount of any recovery will reflect that principal amount adjusted for inflation and interest accruals from 1997. Based upon the language of the Federal Court's order and the advice of legal counsel, TMM and KCS remain optimistic about the ultimate outcome of this matter; however, the recovery, including the timing and final amount thereof, must await the conclusion of the legal process.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com.mx and TFM's web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

KCS is a transportation holding company that has railroad investments in the United States, Mexico, and Panama. Its primary holding is Kansas City Southern Railway. Headquartered in Kansas City, Missouri, KCS serves customers in the central and south central regions of the U.S. KCS's rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada, and Mexico.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Companies' managements as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Companies' investment in TFM, S.A. de C.V. and other new businesses; risks. These risk factors and additional information are included in Grupo TMM's and KCS' reports on file with the Securities and Exchange Commission.